Filed by Security Capital Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                            Subject Company: Security Capital Group Incorporated
                                                   Commission File No. 001-13355


     SECURITY CAPITAL REPORTS 2001 RESULTS


     FIRM COMPLETES SALES OF HOMESTEAD, CARRAMERICA POSITION; AGREES TO BUY REMAINDER OF STORAGE USA

     CHICAGO, Feb 14, 2002-- Security Capital Group Incorporated (NYSE: SCZ) today announced results for the quarter and year ended December 31, 2001. Total EBDADT (earnings before depreciation, amortization and deferred taxes) before special items for the fourth quarter was $63.6 million, or $0.45 per diluted SCZ share, compared to $83.2 million, or $0.74 per diluted share, for the same period last year. For the year 2001, total EBDADT before special items was $345.9 million compared to $302.7 million in 2000. Per-share EBDADT before special items for the year was $2.40, compared to $2.66 in 2000. After special items, there was an EBDADT loss of $3.6 million, or $0.03 per share, for the quarter. For the full year, total EBDADT after special items was $436.1 million, or $2.97 per share.

     Strategic Highlights
          -- On November 16, Security Capital sold 9.2 million shares of CarrAmerica Realty Corporation (NYSE: CRE) to CarrAmerica for net proceeds of $265.4 million.
          -- On November 20, Security Capital sold Homestead Village, its extended-stay lodging company, to an affiliate of Blackstone Real Estate Advisors for a total value of $740 million.
          -- On December 5, Security Capital entered into an agreement with Storage USA, Inc. (NYSE: SUS) to acquire Storage USA. In the proposed transaction, all holders of Storage USA common stock and operating partnership units (other than Security Capital) will receive $42.50 in cash per share or partnership unit. Storage USA has filed preliminary proxy materials with the Securities and Exchange Commission (SEC). Subject to the SEC review process, it is anticipated that the transaction will close in the Spring of 2002.
          -- On December 14, GE Capital and Security Capital entered into an agreement for GE Capital to acquire Security Capital. In that transaction, Security Capital's Class B stockholders will receive consideration valued at $26 per share. The transaction is subject to approval of Security Capital shareholders, requisite governmental approvals and filings and other customary conditions, and is expected to close in the second quarter of 2002.
          -- On December 19, Security Capital completed the secondary public offering of its remaining shares in CarrAmerica Realty Corporation; 19,403,417 shares were sold in the offering for net proceeds of $494.9 million.

     Financial Highlights
          -- Fourth quarter results were affected by the sales of Security Capital's investments in CarrAmerica and Homestead and the temporary investment of the proceeds of those sales in short-term cash-equivalent investments. EBDADT after special items reflects the impact of charges related to the write-off of technology investments by ProLogis and special transaction costs by Storage USA that total $0.08 per share; a $0.38 per share loss on the sale of Homestead; and an impact of $0.11 per share that reflects Security Capital's share of an impairment loss recorded by CarrAmerica on its HQ investment.


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          --   Cash flow from operations (after taxes, interest expense and preferred share dividends) for Security Capital and its majority-owned divisions for the four quarters ended December 31, 2001, was $225.1 million, compared to $183.3 million for the trailing four quarters a year ago. The coverage ratio as determined by Security Capital's loan agreements for the trailing four quarters ended December 31, 2001, was 3.68x, compared to 3.66x at September 30, 2001.
          -- Security Capital continues to maintain an exceptionally strong balance sheet with over $1.4 billion of cash. Leverage, defined as long-term debt divided by total assets less accounts payable, other liabilities and deferred taxes, was 17.0% at December 31, 2001, compared to 24.0% at December 31, 2000. As of December 31, 2001, total long-term indebtedness was $896.1 million with an average maturity of 11.0 years at an average fixed rate of 7.2%.
          -- Management believes that EBDADT is an important additional measure of Security Capital's operating performance, supplementing net earnings as measured by GAAP. Under GAAP, Security Capital's results were a loss of $0.26 per share and net earnings of $1.29 per share for the three and twelve months ended December 31, 2001, respectively, as compared to net earnings of $0.75 and $2.74 per share for the same periods of 2000, respectively. GAAP results in the fourth quarter reflect items not included in the calculation of EBDADT, including a $0.19 per share impact of an impairment reserve on operating assets recorded at ProLogis, as well as a $0.39 per share impact of depreciation on real estate assets. For further explanation, see the supplemental information for the fourth quarter and full year 2001 on Security Capital's website at http://www.securitycapital.com.

Proposed Acquisition of Security Capital by GE Capital

Security Capital has filed a preliminary proxy statement relating to the proposed transaction with GE Capital and is awaiting clearance from the Securities and Exchange Commission (SEC). On January 14, General Electric received clearance to complete the transaction from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act. Once clearance is received from the SEC, Security Capital will promptly mail final proxy statements. A special shareholder meeting will be held approximately 30 days after the mailing, and the transaction is expected to be completed immediately thereafter.

Security Capital is an international real estate operating company. The principal offices of Security Capital and its majority-owned affiliates are in Brussels, Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

Supplemental financial information for the fourth quarter and full year 2001 as well as Security Capital's filings with the SEC may be accessed on the company's web site at http://www.securitycapital.com. No conference call will be held.

Security Capital has filed a preliminary proxy statement with the SEC relating to the transaction with GE Capital, and intends to mail a proxy statement to its stockholders containing information about this proposed transaction. Investors and securityholders of Security Capital are advised to read this proxy statement carefully when it becomes available because it will contain important information about the proposed transaction, and related matters. Storage USA has filed a preliminary proxy statement with the SEC and intends to mail a definitive proxy statement containing information about the proposed transaction with Security Capital to its shareholders as soon as possible. Storage USA and Security Capital also plan to file with the SEC a statement on Schedule 13E-3 (the "Schedule 13E-3") in connection with the proposed transaction. Investors and securityholders of Storage USA are advised to read the proxy statement and the Schedule 13E-3 carefully when they become available because they will contain important information about the proposed transaction, the persons soliciting proxies related thereto, their interests in the proposed transaction, and related matters.

Investors can obtain Security Capital's proxy statement, Storage USA's proxy statement, and the Schedule 13E-3 when they become available and other relevant documents, including information concerning the participants, at no charge on the SEC's website at http://www.sec.gov.

Security Capital, its directors, executive officers and certain other members of management and employees may solicit proxies from Security Capital's stockholders in favor of the proposed transaction with GE Capital and may also be deemed to be participants in Storage USA's solicitation of proxies in respect of the transactions with Security Capital. Information relating to the participants in Security Capital's solicitation is contained in Security Capital's 2001 proxy statement filed with the SEC on April 12, 2001.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These statements reflect the current views of Security Capital with respect to future events and are not guarantees of future performance. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Security Capital's reports filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.


                       SECURITY CAPITAL GROUP INCORPORATED
                               FOURTH QUARTER 2001

            Statements of Earnings Before Depreciation, Amortization
                         and Deferred Taxes (EBDADT)(1)

                    (In thousands, except per share amounts)

                                        Three Months Ended      Year Ended
                                          December 31,         December 31,
                                          2001    2000 (2)     2001     2000 (2)
Income:
  Equity in EBDADT of
    investees/divisions (3)            $94,343   $115,479    $496,420  $441,345
  Interest and other income              3,835        644      11,650     2,393
    Total Income                        98,178    116,123     508,070   443,738

Expenses:
  Operating expenses (4)                 8,133      7,791      29,506    33,878
  Interest expense                      18,164     18,160      77,059    78,118
    Total Expenses                      26,297     25,951     106,565   111,996

Convertible preferred
  share dividends                        4,509      4,509      18,035    18,035
Basic EBDADT before
  current income taxes
  and special items                     67,372     85,663     383,470   313,707
    Current income tax expense           3,810      2,504      37,593    10,981
Basic EBDADT before
  special items                         63,562     83,159     345,877   302,726
    Loss on sale of Homestead,
      net of tax (5)                   (52,790)        --     (52,790)       --
    Gain on sale of Archstone,
      net of tax                            --     20,296     160,087   123,144
    CarrAmerica investment
      impairment (6)                   (15,733)        --     (15,733)       --
    Other, net of tax (7)                1,392         --      (1,309)    7,671
Basic EBDADT after special
  items                                $(3,569)  $103,455    $436,132  $433,541


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Diluted EBDADT per share
  before current income
  taxes and special items                $0.48      $0.76       $2.64     $2.75
    Current income tax expense            0.03       0.02        0.24      0.09
Diluted EBDADT per share
  before special items                    0.45       0.74        2.40      2.66
    Loss on sale of Homestead,
      net of tax (5)                     (0.38)        --      (0.33)        --
    Gain on sale of Archstone,
      net of tax                            --       0.16        1.01      0.98
    CarrAmerica investment
      impairment (6)                     (0.11)        --      (0.10)        --
    Other, net of tax (7)                 0.01         --      (0.01)      0.06
Diluted EBDADT per share
  after special items                   $(0.03)     $0.90       $2.97     $3.70


(1) EBDADT represents net earnings before real estate depreciation and amortization, unrealized gains (losses) on securities, gains (losses) on investment property sales and deferred tax expense. Consistent with the equity method of accounting under generally accepted accounting principles, Security Capital reflects in its EBDADT its share of basic EBDADT of each investee plus interest income and realized gains from each investee. EBDADT should not be considered as an alternative to net earnings or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities, or as a measure of Security Capital's liquidity.
(2) Amounts for 2000 are actual results and do not consider the combination of Security Capital and SC-U.S. Realty which took place on January 16, 2001.
(3) Includes the EBDADT impact of refinements in SC-European Realty's purchase accounting resulting from the purchase of Interparking (Europe). The reduction to EBDADT attributable to this is $3.8 million in 2001 and $3.4 million in 2000. Although not shown above, results prior to 2000 were similarly impacted by $3.7 million.
(4) Operating expenses are net of reimbursements paid by affiliates for shared service activities and real estate research. Operating expenses exclude the expenses of the investees/divisions which are already deducted in determining equity in EBDADT.
(5) During the fourth quarter of 2001, Security Capital completed the sale of Homestead Village Incorporated for net after-tax proceeds of $577.0 million. This amount represents the loss under generally accepted accounting principles, offset by the tax benefits realized on the sale.
(6) In the fourth quarter 2001, CarrAmerica wrote off its remaining $42.2 million investment in a discontinued operation. The amount shown above represents Security Capital's portion of the write-off.
(7) On December 14, 2001 Security Capital and General Electric Capital Corporation entered into a merger agreement whereby GE Capital will acquire Security Capital. Included here are $1.0 million of expenses incurred by Security Capital through December 31, 2001, in connection with this transaction.


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                      SECURITY CAPITAL GROUP INCORPORATED
                              FOURTH QUARTER 2001

                             Net Asset Schedule (1)

                    (In thousands, except per share amounts)

                                                      December 31,  December 31,
                                                          2001          2000
Assets:
  Investees/Divisions:
    BelmontCorp                                         $135,185       $102,288
    City Center Retail Trust                             175,722             --
    InterPark (2)                                        373,278             --
    ProLogis Trust                                     1,073,313      1,110,360
    Regency Centers Corporation                          950,959             --
    SC-Research & Management                             117,688        115,876
    SC-European Realty                                   440,553        440,553
    Storage USA, Inc. (3)                                495,334             --
  Former Investees:
    Archstone Communities Trust                               --        816,821
    Homestead Village Incorporated                            --        695,336
    SC-U.S. Realty                                            --        687,838
  Note Receivable from sale of Homestead                 115,000             --
  Cash & Cash Equivalents                              1,439,510         27,042
  Other Assets (4)                                       307,550        204,710
  Total Assets                                        $5,624,092     $4,200,824

Liabilities and Shareholders' Equity:
  Liabilities:
    Accounts Payable and Other Liabilities               $63,102        $65,827
    Line of Credit                                            --             --
    Long-term Debt                                       699,745        699,676
    Convertible Subordinated Debentures                  196,329        229,818
    Deferred Taxes (5)                                   297,472        253,479
    Total Liabilities                                  1,256,648      1,248,800

  Shareholders' Equity:
    Series B Preferred Shares                            257,642        257,642
    Common Shareholders' Equity                        4,109,802      2,694,382
    Total Shareholders' Equity                         4,367,444      2,952,024
    Total Liabilities and
      Shareholders' Equity                            $5,624,092     $4,200,824

    NAV per share before deferred taxes                   $28.17         $25.91

    NAV per share after deferred taxes                    $26.35         $23.84

(1)  These schedules present Security Capital's assets calculated as follows:
        -- Public Company investments and mutual funds -- all based on NYSE closing prices, which may differ from underlying net asset or realizable value.
        -- Private Divisions -- at original Security Capital cost or SC-U.S. Realty carryover appraised value, or in the case of closed-end funds holding traded securities, their current net asset value. The net asset value of these entities may fluctuate from time to time based on asset value changes. Security Capital will revalue an investment downward if the investee experiences sustained degradation of operating performance or if changed circumstances indicate cost does not reflect fair value.


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(2)  Includes equity ownership and intercompany loans from Security Capital to the division.
(3) On January 17, 2002, Security Capital offered to acquire the remaining shares and partnership units from the shareholders of Storage USA for $42.50 per share.
(4) Other Assets, as of December 31, 2001 and 2000, includes proceeds of $242.5 million and $132.7 million, respectively, from the assumed exercise of outstanding warrants and options whose exercise price is equal to or less than market value as of these dates (14.0 million and 9.3 million SCZ share equivalents, respectively).
(5) Deferred taxes, which may be realized upon sales of assets, represent taxes on the excess of the current value of assets as reflected on this net asset schedule over their tax basis.